SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

October 20, 2010

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
 registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Partner Communications submits to the SEC an informal English translation of S&P's Maalot's report

PARTNER COMMUNICATIONS SUBMITS TO THE SEC
 AN INFORMAL ENGLISH TRANSLATION OF S&P
 MAALOT'S REPORT

ROSH HA'AYIN, Israel, October 20, 2010 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announced that following the Company's press release and immediate report dated October 19, 2010, the Company has submitted to the Securities and Exchange Commission on Form 6-K an informal English translation of S&P's Maalot's full report regarding the reaffirmation of the company's 'ilAA-' credit rating and revision of the outlook from stable to negative.

Forward-Looking Statements
This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see "Item 3D. Key Information - Risk Factors", "Item 4. - Information on the Company", "Item 5. - Operating and Financial Review and Prospects", "Item 8A. - Consolidated Financial Statements and Other Financial Information - Legal and Administrative Proceedings" and "Item 11. - Quantitative and Qualitative Disclosures about Market Risk" in the Company's 2009 Annual Report (20-F) filed with the SEC. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications

Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to over 3 million subscribers in Israel. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is an approximately 45%-owned subsidiary of Scailex Corporation Ltd. ("Scailex"). Scailex's shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on "Pink Quote" under the symbol SCIXF.PK. Scailex currently operates in two major domains of activity in addition to its holding in Partner: (1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the major cellular operators in Israel (2) management of its financial assets.

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For more information about Scailex, see http://www.scailex.com.
For more information about Partner, see http://www.orange.co.il/investor_site .

Contact:

Mr. Emanuel Avner Chief Financial Officer Tel: +972-54-7814951 Fax: +972-54-7815961 E-mail: emanuel.avner@orange.co.il

3

Please note that this translation was made for the company's use only and under no circumstances obligates Standard & Poor's Maalot.
In the case of any discrepancy with the official Hebrew version published in September 2010, the Hebrew version shall apply.

12 Abba Hillel Silver St.
Ramat-Gan 52506 Israel
+972 3 7539700 Tel +972 3 7539710 Fax

October 19, 2010

Partner Communications

'ilAA-' Ratings Affirmed; Outlook Revised To Negative
On Expected Acquisition Of '012 Smile'

Primary Credit Analyst: Osnat Jaeger                           osnat_jaeger@standardandpoors.com

Secondary Credit Analyst: Guy Deslondes                   guy_deslondes@ standardandpoors.com

Review

●	Israel-based mobile operator, Partner Communications Ltd. has entered into an agreement to make a fully debt-financed acquisition of '012 Smile' operations.

●
Although we think this acquisition could enhance Partner’s future competitive position, the transaction could lead to a marked increase in leverage, reducing financial headroom at the current rating level.

●	We also view some risks on Partner's operating performance over the medium term in the context of increasing regulatory and competitive pressures.

●	We are revising the outlook on our 'ilAA-' ratings on Partner Communications Ltd. to negative from stable.

●
Although not our baseline rating scenario at this stage, the negative outlook reflects the risks of a rating downgrade over the next 18-24 months if we see operating performance deteriorating beyond our expectations and leverage increasing beyond levels we consider commensurate with the current rating level.

Rating Action

On October 19, 2010, Standard & Poor's Maalot affirmed its 'ilAA-' corporate credit ratings on Israel-based mobile operator, Partner Communications Ltd and on its bonds, including new bonds of up to NIS1 billion face value. At the same time the outlook was revised to negative from stable.

Rationale

The outlook revision reflects our view that the combination of a new debtfinanced, significant acquisition along with our expectations for a decline in EBITDA following increased regulatory pressures, may lead to an increase in leverage; adjusted debt to EBITDA to rise to beyond 2.5x, and funds from operations (FFO) to adjusted debt to fall to below 35%. We consider that such an increase in leverage, if occurs, would no longer be commensurate with the 'ilAA–' rating, as we also take into account the company’s highly leveraged ownership.

   www.maalot.co.il

Please note that this translation was made for the company's use only and under no circumstances obligates Standard & Poor's Maalot.
In the case of any discrepancy with the official Hebrew version published in September 2010, the Hebrew version shall apply.

12 Abba Hillel Silver St.
Ramat-Gan 52506 Israel
+972 3 7539700 Tel +972 3 7539710 Fax

Partner announced that it had entered an agreement with Ampal American Israel Corporation (not rated) to acquire 100% of its shares in the ISP & ILD provider, 012 Smile, for a purchase price of new Israeli shekel (NIS) 650 million, in addition to assuming 012 Smile's existing loans of about NIS800 million. The overall EBITDA multiple for this acquisition is slightly higher than 5x, but according to Partner’s management, after taking advantages of all the synergies between 012 Smile's and Partner's fixed-line activities, the multiple should decrease to slightly over 4x.

We think this acquisition could enhance Partner’s competitive position in the Israeli telecom market in the medium to long term. However, we view this 100%- debt financed transaction coming on the back of a significant increase in debt levels over the past couple of years, mostly as the result of the substantial capital reduction, the implementation of a complex and highly leveraged ownership chain, and, more recently, higher pressures on operating performance due to substantial cuts in mobile termination rates (MTRs) and increasing competition. We see some operating risks stemming from the new entrants in the mobile market and increased pricing pressures.

Adjusted debt to EBITDA for the 12 months to June 30, 2010 was 1.9x. We expect that stand-alone leverage (excluding the leveraged ownership structure) will remain below 2.0x in 2010. Based on Pro forma for the 012 Smile acquisition, the leverage for the combined company would reach about 2.2x in 2010. Although, it's hard to precisely assess the full impact of the latest regulatory changes, Partner's operating performance may come under pressure in 2011, and including this new acquisition we view an overall substantial increase in adjusted debt to EBITDA and decrease in adjusted FFO to debt by year end 2011 as a likely possibility. We expect that the increase in leverage would be mitigated by continued cost-cutting measures at Partner and growth from value added services.

Liquidity

Liquidity for the next 18 months is ‘adequate’ in our view.

As of June 30 2010, Partner had unutilized committed credit facilities of NIS1.2 billion, which should more than cover its debt servicing requirements in 2011 (about NIS800 million) despite minimal discretionary cash flow generation.

It is our understanding that Partner intends to raise new bonds or long term bank loans in order to fund the additional NIS650 million required for the 012 Smile acquisition. However, if the available credit facilities are eventually used to finance a substantial portion of this acquisition, this could weaken its liquidity profile in the medium term.

We expect Partner to maintain adequate liquidity including cash, committed credit facilities and free cash flow sufficient to cover debt servicing and dividends for the next 12-18 months. Less than adequate liquidity, as per our criteria definition, would imply downward pressure for the rating.

Outlook

The negative outlook reflects our view that the ratings could be lowered within the next 18-24 months if we witness leverage increasing beyond levels that we deem commensurate with the current rating, i.e. a ratio of debt to EBITDA comfortably below 2.5x, providing for some financial headroom. We expect that once the acquisition is completed, adjusted debt to EBITDA will increase to about 2.2x, before taking into account the negative impact of the implementation of regulatory reforms.

A downgrade is not expected in the short term but if it does occur, this will likely be based on a review of operating performance in the medium term.

   www.maalot.co.il

Please note that this translation was made for the company's use only and under no circumstances obligates Standard & Poor's Maalot.
In the case of any discrepancy with the official Hebrew version published in September 2010, the Hebrew version shall apply.

12 Abba Hillel Silver St.
Ramat-Gan 52506 Israel
+972 3 7539700 Tel +972 3 7539710 Fax

A downgrade is expected if weak operating performance leads to adjusted debt to EBITDA above 2.5x and adjusted FFO to debt lower than 35%. Rating pressure would also arise if the company’s liquidity management were no longer viewed as adequate according to our criteria definition.

Raring List

Partner Communications Series A Series B Series C Series D Series E	Current rating ilAA-/Negative ilAA- ilAA- ilAA- ilAA-	Former rating ilAA-/Stable ilAA- ilAA- ilAA- ilAA-

Standard & Poor's Maalot ratings are based on information received from the Company and from other sources that Standard & Poor's Maalot believes to be reliable. Standard & Poor's Maalot does not audit the information it receives nor does it verify the correctness or completeness of such information.

It is hereby clarified that Standard & Poor's Maalot rating does not reflect risks relating to and/or arising from breaches, through intent or oversight, of any of the obligations included in the bond documents and/or the incorrectness or inaccuracy of any of the representations contained in the documents relating to the bond offering that is the subject of this rating, Standard & Poor's Maalot report or the facts that form the basis for the opinions expressed to Standard & Poor's Maalot as a condition for the giving of the rating, fraudulent or dishonest acts of commission or omission, or any other act that contravenes the law.

The ratings could be revised as a result of changes to the information received or for other reasons. The rating should not be perceived as expressing any opinion concerning the price of the securities on the primary or secondary market. The rating should not be perceived as expressing any opinion concerning the advisability of buying, selling or holding any security.

© Standard & Poor's Maalot reserves all rights. This summary is not to be copied, photographed, distributed or used for any commercial purpose without Standard & Poor's Maalot consent, except to provide a copy of the whole report (with an acknowledgement of its source) to potential investors in the bonds that are the subject of this rating report for the purpose of their reaching a decision concerning the acquisition of the aforesaid bonds.

    www.maalot.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Emanuel Avner
Name: Emanuel Avner
Title: Chief Financial Officer

Dated: October 20, 2010